[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]
July 20, 2006
Via EDGAR Transmission
Peggy Fisher, Assistant Director
Timothy Buchmiller, Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Solectron Global Finance LTD and Solectron Corporation
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-134329
Ladies and Gentlemen:
     On behalf of Solectron Global Finance LTD and Solectron Corporation (collectively, the “Registrants”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated May 31, 2006, relating to the Registration Statement on Form S-4 of the Registrants (File No. 333-134329), filed with the Commission on May 22, 2006 (the “Registration Statement”).
     The comments raised by the Staff addressed (i) the resolution of outstanding comments with respect to Solectron Corporation’s periodic filings and (ii) Solectron Corporation’s request for confidential treatment of certain documents filed as exhibits to its periodic filings. Based on letters from the Commission to Solectron Corporation dated June 21, 2006 (relating to the completion by the Staff of its review of Solectron Corporation’s Form 10-K and related materials) and June 22, 2006 (relating to the confidential treatment request) and conversations with the Staff, we understand that all issues relating to the Registration Statement raised by the Staff in its May 31, 2006 letter have been resolved.
     On behalf of the Registrants and pursuant to the Securities Act of 1933, as amended (the “Act”), we are electronically transmitting hereunder one conformed copy of Amendment No. 1 (the “Amendment”) to the Registration Statement together with ancillary documents filed as exhibits to the Registration Statement. The information set forth herein has been supplied by the Registrants for use herein, and this letter has been reviewed and approved by the Registrants.
     We anticipate filing a request for acceleration of effectiveness shortly upon receipt of confirmation by the Staff that no further comments to the Registration Statement are contemplated.
     Please direct any questions or comments regarding this filing to Alexander E. Kolar or me.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Daniel J. Weiser
Daniel J. Weiser

cc:	Paul Tufano
Perry Hayes
Warren Ligan
Anthony Kwee
Steven Bochner
Alexander Kolar